Filed by: Arch Resources, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.
Commission File No.: 001-13105

ARCH-CONSOL Merger Employee Email

To: Employees

From: Paul Lang

Subject: Arch Resources to Combine with CONSOL Energy

Dear Fellow Employee,

Today is a historic day for Arch and marks the beginning of a new phase for our company. This morning, we announced that Arch Resources has entered into an agreement to combine with CONSOL Energy in a merger of equals transaction to create Core Natural Resources, Inc., a premier North American natural resource company focused on global markets.

At Arch, we have achieved important milestones over the last several years, including bringing online our Leer South mine, establishing Arch as a significant player in global metallurgical markets, and continuing to generate profitable results across our thermal segment. At the same time, thanks to your focus on working safely and efficiently, we have maintained leading safety results and enhanced our exemplary sustainability practices.

Our board and management team have a record of taking decisive actions to ensure we’re best positioned to meet global demand and deliver sustainable returns for investors. As global markets continue to evolve, we recognize that our business should evolve as well. To that end, we believe combining with CONSOL is the best path forward for Arch.

As you may know, CONSOL is one of the leading coal companies in the U.S., producing and exporting primarily high-Btu bituminous thermal coal and metallurgical coal. Based in Canonsburg, Pennsylvania, CONSOL owns and operates some of the most productive longwall mining operations in the Northern Appalachian Basin.

Arch and CONSOL are both employee-driven organizations with highly complementary operations and similar cultures. Like us, CONSOL is dedicated to safely and efficiently producing high-quality products for its customers and has one of the best safety records and lowest incident rates in the mining industry. Both companies are focused on sustainability, striving to achieve excellence in mine safety and environmental stewardship. We also share a commitment to innovating and making a positive impact in the communities in which we live and operate.

Strategically, this merger will combine our highly complementary assets and best-in-sector operating platforms. Together, we will have 11 mines and two port facilities, including one of the largest, lowest cost, and highest calorific value thermal mining complexes in North America, and one of the largest, lowest-cost, and highest-quality metallurgical coal mine portfolios in the United States. Core Natural Resources will have many benefits that position it to be a premier supplier to customers globally, including:

•	A high-quality coal portfolio underpinned by eight low-cost, long-lived longwalls: The merger will create a diversified coal producer with a broad portfolio of high-quality metallurgical and thermal coals focused on seaborne markets where the business is highly contracted. More than 35 Mtpa of this coal will be produced by a best-in-sector portfolio of longwall operations at CONSOL’s Pennsylvania Mining Complex and Arch’s Leer, Leer South and West Elk mines.

•	Greater diversification across multiple growth markets and geographies with little, if any, overlap: The ability of Core Natural Resources to provide a range of coal qualities and blends will enable it to serve a more diverse customer base across multiple growth markets and geographies.

•	Expands North American logistics and export capabilities to serve growing global customer base: Core Natural Resources will have an ownership interest in approximately 25 Mtpa of export coal capacity across two marine export terminals on the U.S. Eastern seaboard and have strategic connectivity to ports on the West Coast and the Gulf of Mexico. The potential to optimize this expanded export capacity and logistics capabilities is expected to enhance reliable, efficient coal delivery to global customers.

•	Anticipated strong cash flow and balance sheet expected to deliver substantial capital returns: The combined company’s strong cash flow and balance sheet is expected to provide significant financial flexibility and improved access to capital to support robust capital returns in a wide range of market environments as well as value-creating investments. Discretionary cash flow is expected to be returned to stockholders via share buybacks and a potential modest sustaining dividend.

Bringing our Organizations Together

To ensure a smooth transition and determine how to best bring the companies together, we will form a dedicated integration planning team, comprising of members of the Arch and CONSOL teams. There are many decisions to be made over the coming months so that we can hit the ground running once we officially complete the transaction.

What we can tell you today is that this combination is about driving growth. Together with CONSOL, we expect to have an enhanced ability to retain, attract, and develop employee talent. As a combined company, we are committed to maintaining a strong, diverse workforce and providing competitive compensation and comprehensive benefit programs, consistent with our goal of being an employer of choice where we operate.

I will serve as Chief Executive Officer of Core Natural Resources, and the current CONSOL Chairman and CEO, Jimmy Brock, will serve as Executive Chairman of the Board of Directors. In addition, CONSOL’s President and Chief Financial Officer, Mitesh Thakkar, will serve as President and CFO. George Schuller Jr., Arch’s Chief Operating Officer, Bob Braithwaite, CONSOL’s Senior VP of Marketing, and Deck Slone, Arch’s Senior VP of Strategy, will each serve in the same capacity at Core Natural Resources.

Core Natural Resources will be headquartered in Canonsburg, Pennsylvania, leveraging its close proximity to the majority of its mining and export operations, and will maintain a presence in St. Louis.

As we work through the integration planning process, we expect the combined company to leverage the expertise and talent of both organizations. We are excited that, as part of a larger, stronger, and more diverse company, many employees will benefit from expanded career development and advancement opportunities. We will provide updates, as appropriate, as we work through the integration planning process.

Next Steps: Business as Usual

While we are announcing this transaction today, please keep in mind that today’s announcement is just the first step toward bringing our companies together. We expect to complete the merger by the end of the first quarter of 2025, subject to approval by both companies’ stockholders, receipt of regulatory approvals and satisfaction of other customary closing conditions.

Until then, Arch and CONSOL will continue to operate as separate companies, and it remains business as usual. Existing roles, responsibilities, and business priorities remain the same, and the best thing we all can do is focus on doing our jobs safely and responsibly. Our Board and senior leadership appreciate and value your great contributions, tremendous professionalism and ongoing commitment to working safely as a team.

Thank you for all you have done to put Arch in a position to succeed – and thanks in advance for your hard work and dedication to making our combination with CONSOL successful. Let me say again how enthusiastic we are about our future. We view this transaction as highly positive for Arch, our stockholders, customers and employees.

I know you will join me in working to unlock the full value and great potential of this exciting combination.

Sincerely,

Paul

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Arch and CONSOL and that will also constitute a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March 13, 2024, March 18, 2024 and June 17, 2024, James Chapman on March 11, 2024, Paul Demzik on March 5, 2024, John Eaves on March 8, 2024, Patrick Kriegshauser on March 18, 2024 and June 17, 2024, Holly Koeppel on March 18, 2024 and June 17, 2024, Richard Navarre on March 18, 2024 and June 17, 2024, George John Schuller on March 21, 2024, Peifang Zhang on March 18, 2024 and June 17, 2024 and John Ziegler on March 8, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May 24, 2024 and July 1, 2024, John Mills on May 9, 2024, Cassandra Chia-Wei Pan on May 9, 2024, Valli Perera on May 9, 2024, Joseph Platt on May 9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.